SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of August 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:

         1. A notification dated 4 August 2003 advising that The Capital Group Companies, Inc had notified that they had decreased their interest in the issued Ordinary share capital of The BOC Group plc to 2.98%.

         2. A notification dated 4 August 2003 advising of the acquisition of 58 Ordinary shares in the Company by C J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.

         3. A notification dated 4 August 2003 advising of the acquisition of 272 Ordinary shares in the Company by R G Mendoza, a director of the Company, under the Dividend Reinvestment Plan.

         4. Notification dated 5 August 2003 advising the availability at the UKLA document viewing facility of copies of the results for the nine months ended 30 June 2003 for The BOC Group plc.

         5. A notification dated 20 August 2003 relating to the purchase of 491 Ordinary shares of 25p each in The BOC Group plc by M F
              C Miau, a non-executive director of The BOC Group plc.

         6. A notification dated 20 August 2003 relating to the purchase of 491 Ordinary shares of 25p each in The BOC Group plc by R G Mendoza, a non-executive director of The BOC Group plc.

         7. A notification dated 20 August 2003 relating to the purchase of 500 Ordinary shares of 25p each in The BOC Group plc by A R
              J Bonfield, a non-executive director of The BOC Group plc.

         8. A notification dated 20 August 2003 relating to the purchase of 491 Ordinary shares of 25p each in The BOC Group plc by F R Arrendondo, a non-executive director of The BOC Group plc.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 AUGUST 2003
                  AT 15.32 HRS UNDER REF: PRNUK-0408031530-54DE

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                           2.  Name of shareholder having a major interest

      The BOC Group plc                                             The Capital Group Companies, Inc
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that          4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder                holder, the number of shares held by each of them
      named in 2 above or in respect of a non-beneficial
      interest or in the case of an individual holder if
      it is a holding of that person's spouse or children under     See additional information
      the age of 18

      Notification in respect of party named in 2 above.
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
5.    Number of                 6. Percentage of issued         7.  Number of shares/amount     8.  Percentage of issued
      shares/amount of stock       class                            of stock disposed               class
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                         10. Date of transaction         11. Date company informed

      Ordinary shares of 25p each                                   31 July 2003                    4 August 2003
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification                 13. Total percentage holding of issued class following this notification

      14,853,083                                                    2.98%
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                                15. Name of contact and telephone number for queries

      The BOC Group plc had previously been advised                 David Kinnair
      that pursuant to Section 198 of the Companies Act             Assistant Company Secretary
      1985 that The Capital Group Companies, Inc. had a             01276 807649
      3.93% interest in the issued Ordinary share
      capital of the Company.

      In a letter dated 1 August and received on 4 August
      2003 The BOC Group plc  has been notified that The
      Capital Group Companies, Inc. no longer have a
      notifiable interest in the issued Ordinary share capital
      of the Company, such interest now being 2.98%.
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      David Kinnair

---------------------------------------------------------------------------------------------------------------------------

Date of notification ___4 August 2003 _________
---------------------------------------------------------------------------------------------------------------------------


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 AUGUST 2003
                  AT 16.39 HRS UNDER REF: PRNUK-0408031636-8D10

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.  Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                   CHRISTOPHER JOHN O'DONNELL
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        CHRISTOPHER JOHN O'DONNELL
       ABOVE
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6. Please state the nature of the
       a person(s) connected with the director             transaction. For PEP transactions
       named in 2 above and identify the connected         please indicate whether general/single
       person(s)                                           co PEP and if discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/A                                                 PURCHASE OF SHARES UNDER THE DIVIDEND
                                                           REINVESTMENT PLAN
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.     Number of                8. Percentage of        9. Number of             10. Percentage of
       shares/amount of            issued class            shares/amount of          issued class
       stock acquired                                      stock disposed
---------------------------------------------------------------------------------------------------------
       58                          LESS THAN 0.01%         N/A                       N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.    Class of                12. Price per           13. Date of               14. Date
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
       security                  share                      transaction              company informed
---------------------------------------------------------------------------------------------------------
       ORDINARY SHARES           854P PER SHARE             1 AUGUST 2003            4 AUGUST 2003
       OF 25P EACH
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.    Total holding following this notification       16. Total percentage holding of issued
                                                           class following this notification
---------------------------------------------------------------------------------------------------------
       2,179                                               LESS THAN 0.01%
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.     Date of grant                                  18. Period during which or date on which
                                                           options exercisable
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant of the     20. Description of shares or debentures
       option                                              involved: class, number
---------------------------------------------------------------------------------------------------------
       N/A                                                 N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of grant)      22. Total number of shares or debentures
       or indication that price is to be fixed at          over which options held following this
       time of exercise                                    notification
---------------------------------------------------------------------------------------------------------
       N/A                                                 N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24. Name of contact and telephone number for
                                                           queries
---------------------------------------------------------------------------------------------------------
       N/A                                                 DAVID KINNAIR 01276 807649
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
       Date of notification ___4 AUGUST 2003___________________

---------------------------------------------------------------------------------------------------------


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 AUGUST 2003
                  AT 16.43 HRS UNDER REF: PRNUK-0408031640-D4FB

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.  Name of director
---------------------------------------------------------------------------------------------------------
       THE BOC GROUP plc                                   ROBERTO GONZALEZ MENDOZA
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ROBERTO GONZALEZ MENDOZA
       ABOVE
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6. Please state the nature of the
       a person(s) connected with the director             transaction. For PEP transactions please
       named in 2 above and identify the                   indicate whether general/single co PEP and if
       connected person(s)                                 discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/A                                                 PURCHASE OF SHARES UNDER THE DIVIDEND
                                                           REINVESTMENT PLAN
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.     Number of                8. Percentage of       9.  Number of             10. Percentage of
       shares/amount               of issued class         shares/amount of          issued class
       of stock                                            stock disposed
       acquired
---------------------------------------------------------------------------------------------------------
       272                         LESS THAN 0.01%         N/A                       N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.    Class of                12. Price per           13. Date of               14. Date
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
       security                    share                   transaction               company informed
---------------------------------------------------------------------------------------------------------
       ORDINARY SHARES             854P PER SHARE          1 AUGUST 2003             4 AUGUST 2003
       OF 25P EACH
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.    Total holding following this                    16. Total percentage holding of issued
       notification                                        class following this notification
---------------------------------------------------------------------------------------------------------
       10,272                                              LESS THAN 0.01%
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.    Date of grant                                   18. Period during which or date on which options
                                                           exercisable
---------------------------------------------------------------------------------------------------------
       N/A                                                 N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant            20. Description of shares or debentures
       of the option                                       involved: class, number
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of             22. Total number of shares or debentures over
       grant) or indication that price is to be            which options held following this notification
       fixed at time of exercise
---------------------------------------------------------------------------------------------------------
        N/A                                                 N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24. Name of contact and telephone number for
                                                           queries
---------------------------------------------------------------------------------------------------------
        N/A                                                DAVID KINNAIR 01276 807649
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification __4 AUGUST 2003___________________

---------------------------------------------------------------------------------------------------------


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 5 AUGUST 2003
                  AT 12.47 HRS UNDER REF: PRNUK-0508031245-7424


5 August 2003

THE BOC GROUP plc - NEWS RELEASE ON THE RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                         AT 14.33 HRS ON 20 AUGUST 2003
                      UNDER REF. NO. PRNUK-2008031431-14C2


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.  Name of director
---------------------------------------------------------------------------------------------------------
       The BOC Group plc                                   Matthew Feng Chiang MIAU
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       Holding in respect of director named                Matthew Feng Chiang MIAU
       in 2 above
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6. Please state the nature of the
       a person(s) connected with the director             transaction. For PEP transactions please
       named in 2 above and identify the                   indicate whether general/single co PEP and if
       connected person(s)                                 discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/a                                                 Purchase
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.     Number of                8. Percentage of       9.  Number of             10. Percentage of
       shares/amount               of issued class         shares/amount of          issued class
       of stock                                            stock disposed
       acquired
---------------------------------------------------------------------------------------------------------
       491                         Less than 0.1%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.    Class of                12. Price per           13. Date of               14. Date
       security                    share                   transaction               company
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
                                                                                     informed
---------------------------------------------------------------------------------------------------------
       Ordinary shares             846.5p                  15 August 2003            20 August 2003
       of 25p each
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.    Total holding following this                    16. Total percentage holding of issued
       notification                                        class following this notification
---------------------------------------------------------------------------------------------------------
       2,772                                               Less than 0.1%
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.    Date of grant                                   18. Period during which or date on which options
                                                           exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant            20. Description of shares or debentures
       of the option                                       involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of             22. Total number of shares or debentures over
       grant) or indication that price is to be            which options held following this notification
       fixed at time of exercise
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24. Name of contact and telephone number for
                                                           queries
---------------------------------------------------------------------------------------------------------
                                                           Carol Hunt Tel:  01276 807759
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       Carol Hunt, Deputy Company Secretary
       Date of notification __20 August 2003___________________

---------------------------------------------------------------------------------------------------------


 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                         AT 14.30 HRS ON 20 AUGUST 2003
                      UNDER REF. NO. PRNUK-2008031428-CE15

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.  Name of director
---------------------------------------------------------------------------------------------------------
       The BOC Group plc                                   Roberto Gonzalez MENDOZA
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       Holding in respect of director named in 2 above     Roberto Gonzalez MENDOZA
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6. Please state the nature of the
       a person(s) connected with the director             transaction. For PEP transactions please
       named in 2 above and identify the                   indicate whether general/single co PEP and if
       connected person(s)                                 discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/a                                                 Purchase
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.     Number of                8. Percentage of       9.  Number of             10. Percentage of
       shares/amount               of issued class         shares/amount of          issued class
       of stock                                            stock disposed
       acquired
---------------------------------------------------------------------------------------------------------
       491                         Less than 0.1%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.    Class of                12. Price per           13. Date of               14. Date
       security                    share                   transaction               company
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
                                                                                     informed
---------------------------------------------------------------------------------------------------------
       Ordinary shares             846.5p                  15 August 2003            20 August 2003
       of 25p each
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.    Total holding following this                    16. Total percentage holding of issued
       notification                                        class following this notification
---------------------------------------------------------------------------------------------------------
       10,763                                              Less than 0.1%
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.    Date of grant                                   18. Period during which or date on which options
                                                           exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant            20. Description of shares or debentures
       of the option                                       involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of             22. Total number of shares or debentures over
       grant) or indication that price is to be            which options held following this notification
       fixed at time of exercise
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24. Name of contact and telephone number for
                                                           queries
---------------------------------------------------------------------------------------------------------
                                                           Carol Hunt Tel: 01276 807759
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       Carol Hunt, Deputy Company Secretary
       Date of notification __20 August 2003___________________

---------------------------------------------------------------------------------------------------------


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                         AT 14.26 HRS ON 20 AUGUST 2003
                      UNDER REF. NO. PRNUK-2008031425-80A2


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.  Name of director
---------------------------------------------------------------------------------------------------------
       The BOC Group plc                                   Andrew Robert John BONFIELD
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       Holding in respect of director named                Andrew Robert John BONFIELD
       in 2 above
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6. Please state the nature of the
       a person(s) connected with the director             transaction. For PEP transactions please
       named in 2 above and identify the                   indicate whether general/single co PEP and if
       connected person(s)                                 discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/a                                                 Purchase
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.     Number of                8. Percentage of       9.  Number of             10. Percentage of
       shares/amount               of issued class         shares/amount of          issued class
       of stock                                            stock disposed
       acquired
---------------------------------------------------------------------------------------------------------
       500                         Less than 0.1%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.    Class of                12. Price per           13. Date of               14. Date
       security                    share                   transaction               company
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
                                                                                     informed
---------------------------------------------------------------------------------------------------------
       Ordinary shares             846.5p                  15 August 2003            20 August 2003
       of 25p each
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.    Total holding following this                    16. Total percentage holding of issued
       notification                                        class following this notification
---------------------------------------------------------------------------------------------------------
       500                                                 Less than 0.1%
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.    Date of grant                                   18. Period during which or date on which options
                                                           exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant            20. Description of shares or debentures
       of the option                                       involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of             22. Total number of shares or debentures over
       grant) or indication that price is to be            which options held following this notification
       fixed at time of exercise
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24. Name of contact and telephone number for
                                                           queries
---------------------------------------------------------------------------------------------------------
       Purchase of director qualification                  Carol Hunt Tel: 01276 807759
       shares pursuant to Articles of Association
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       Carol Hunt, Deputy Company Secretary
       Date of notification __20 August 2003___________________

---------------------------------------------------------------------------------------------------------


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                         AT 14.23 HRS ON 20 AUGUST 2003
                      UNDER REF. NO. PRNUK-2008031421-181E

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


---------------------------------------------------------------------------------------------------------
1.     Name of company                                 2.  Name of director
---------------------------------------------------------------------------------------------------------
       The BOC Group plc                                   Fabiola Raquel ARREDONDO
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       Holding in respect of director named                Fabiola Raquel ARREDONDO
       in 2 above
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6. Please state the nature of the
       a person(s) connected with the director             transaction. For PEP transactions please
       named in 2 above and identify the                   indicate whether general/single co PEP and if
       connected person(s)                                 discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/a                                                 Purchase
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
7.     Number of                8. Percentage of       9.  Number of             10. Percentage of
       shares/amount               of issued class         shares/amount of          issued class
       of stock                                            stock disposed
       acquired
---------------------------------------------------------------------------------------------------------
       491                         Less than 0.1%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.    Class of                12. Price per           13. Date of               14. Date
       security                    share                   transaction               company
                                                                                     informed
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
       Ordinary shares             846.5p                  15 August 2003            20 August 2003
       of 25p each
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.    Total holding following this                    16. Total percentage holding of issued
       notification                                        class following this notification
---------------------------------------------------------------------------------------------------------
       991                                                 Less than 0.1%
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17.    Date of grant                                   18. Period during which or date on which options
                                                           exercisable
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.    Total amount paid (if any) for grant            20. Description of shares or debentures
       of the option                                       involved: class, number
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21.    Exercise price (if fixed at time of             22. Total number of shares or debentures over
       grant) or indication that price is to be            which options held following this notification
       fixed at time of exercise
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.    Any additional information                      24. Name of contact and telephone number for
                                                           queries
---------------------------------------------------------------------------------------------------------
                                                           Carol Hunt Tel: 01276 807759
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       Carol Hunt, Deputy Company Secretary
       Date of notification __20 August 2003___________________

---------------------------------------------------------------------------------------------------------


                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  September 1, 2003



                                   By:  /s/   Sarah Larkins
                                      ------------------------------------------
                                      Name:   Sarah Larkins
                                      Title:  Company Secretarial Assistant